                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

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          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

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          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

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          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia: Board of Directors examines and approves the Interim Report on Operations as of 31 March 2014

►

REVENUES: 5,188 MILLION EUROS, -6.2% IN ORGANIC TERMS COMPARED WITH Q1 2013

►

EBITDA: 2,200 MILLION EUROS, -5.7% IN ORGANIC TERMS COMPARED WITH Q1 2013

►

EBIT: 1,167 MILLION EUROS, +2.7% IN ORGANIC TERMS COMPARED WITH Q1 2013

►

NET PROFIT: 222 MILLION EUROS COMPARED WITH 364 MILLION EUROS IN Q1 2013

►

ADJUSTED NET FINANCIAL DEBT: 27,529 MILLION EUROS, A REDUCTION OF OVER 1.2 BILLION EUROS COMPARED WITH 31 MARCH 2013. THE RESULT INCREASES BY 722 MILLION EUROS COMPARED WITH 31 DECEMBER 2013 (26,807 MILLION EUROS)

►

LIQUIDITY MARGIN AS OF  31 MARCH 2014: 11.7 BILLION EUROS, ALLOWS MATURITIES TO BE COVERED FOR A PERIOD EXCEEDING THE NEXT 24 MONTHS

***

The results of the first quarter of 2014 will be illustrated to the financial community during a conference call scheduled for 12 pm today (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

Those unable to connect live may follow the presentation until Tuesday 20 May 2014 by calling: +39 06 334843 (access code 639652#).

The presentation Slides, with an opportunity to follow the event in audio streaming, will be available at: www.telecomitalia.com/1Q2014/ita.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

The Interim Report on Operations of the Telecom Italia Group as of 31 March 2014 has been drawn up in accordance with article 154–ter (Financial Reports) of Legislative Decree No. 58/1998 (Consolidated Finance Law [Testo Unico della Finanza]- TUF), as subsequently amended and supplemented. This document also includes the Abbreviated Consolidated Financial Statements as of 31 March 2014 prepared in accordance with IFRS accounting principles issued by IASB and endorsed by the EU and, in particular, with IAS 34 Interim Financial Reporting.  The Abbreviated Financial Statements as of 31 March 2014 is voluntarily submitted to a limited audit. This activity is currently taking place.

The accounting policies and consolidation principles adopted in preparing the Abbreviated consolidated Financial Statements as of 31 March 2014 are consistent with those adopted in the Telecom Italia Group Consolidated Financial Statements as of 31 December 2013, to which reference can be made, except for the application of new Standards/Interpretations adopted by the Group from 1 January 2014. Moreover, the new Standards/Interpretations have not had any effect on the Group's abbreviated consolidated Financial Statements as of 31 March 2014.

In addition to the conventional financial performance measures contemplated under IFRS, the Telecom Italia Group uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. Specifically, the alternative performance measures refer to: EBITDA; EBIT; organic change in revenues, EBITDA and EBIT; net financial debt carrying amount and adjusted net financial debt. In particular, it should be noted that, as of the Interim Report on Operations as of 31 March 2014, Telecom Italia has revised the method for determining the Organic Change in Revenues, EBITDA and EBIT, no longer considering non-organic proceeds/expenses, including non-recurrent ones, in this calculation. The Organic Changes therefore only include the effects of changes in the consolidation scope and foreign exchange rate differences. The data for comparative periods have therefore been restated accordingly. Further details regarding these indicators are provided in the annex.

Note that the section "Business Outlook for the 2014 fiscal year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group's operations and strategies. Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

Milan, 13 May 2014

The Telecom Italia Board of Directors, chaired yesterday by Giuseppe Recchi, examined and approved the Group’s Interim Report on Operations as of 31 March 2014.

Q1 2014 saw confirmation of the telecommunications market's trend for innovative services to increase and prices and revenues from traditional services to fall.

In particular, on the domestic market, while competitive dynamics cooled, particularly in the mobile telephony sector, average revenue per customer continued to fall in traditional services, partly as an initial result of a repositioning strategy towards bundle and/or combined fixed-mobile plans which – against a decline in near term profitability – will allow market share to be retained in the short term and expenditure and hence revenue to be gradually stabilised in the medium to long term. Results also continue to be affected negatively by a number of regulatory dynamics and aspects, particularly regarding the prices of wholesale services.

The Brazilian subsidiary continued to grow, albeit the mobile sector was slower compared to the same period in 2013, due primarily to greater competitive pressure. The result is also affected by the slow economic growth of the Country, and the almost 20% devaluation in the exchange rate compared to Q1  2013.

"We have accelerated our investments in new technology, strengthening our leadership in fixed and mobile ultrabroadband coverage", commented Chief Executive Officer Marco Patuano. "This has not meant a loss of focus on financial discipline, with major efficiency programmes on both costs and on traditional Capex.

Our offer is evolving from a price-based competitive rationale, relaunching competition based on quality and innovation. With this, we can leverage our distinctive infrastructures we are building, exploiting our long-term competitive advantage.

And while it is becoming fully operational gradually, the content agreement with Sky will allow us to immediately make premium offers available to our customers, starting with the broadcast of the FIFA World Cup on mobile devices.

In Brazil, too, our focus remains on quality and investment. Our result have to be read considering also the review of mobile termination rates, a phenomenon we are very familiar with, having faced the same thing in Italy. Net of this regulatory effect, the revenues from Mobile services grow by almost 5 percentage points, in a highly competitive market. An undoubtedly notable result.

So as a whole we are in line with our plans and targets, which see a progressive acceleration in year-on-year recovery."

MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION AREA

The following change occurred in Q1 2014:

•

Trentino NGN S.r.l.: on 28 February 2014, the Telecom Italia Group acquired a controlling stake in the company.

The following changes to the consolidation area occurred during 2013:

•

Sofora  - Telecom Argentina group: on 13 November 2013 the Telecom Italia Group accepted the offer to purchase its entire controlling shareholding of the Sofora  - Telecom Argentina Group. As a result the shareholding has been classified under Discontinued operations. Pursuant to IFRS 5 (Non-current assets held for sale and discontinued operations), the economic results of the Sofora - Telecom Argentina group for Q1 2014, and for the corresponding periods provided for comparison, are reported in a specific item of the separate income statement called "Profit (loss) from discontinued operations/Non-current assets held for sale", while the financial effects are reported in two separate items of the consolidated statement of financial position; completion of the sale is subject to the suspensive condition of the necessary local authorisations being obtained.

•

MTV-Media Group: on 12 September 2013 Telecom Italia Media completed the sale of 51% of MTV Italia S.r.l. and its wholly owned subsidiary MTV Pubblicità S.r.l.. As a result, these companies have been excluded from the consolidation perimeter.

•

La7 S.r.l. - Media: on 30 April 2013 Telecom Italia Media completed the sale of La7 S.r.l., consequently the company left the consolidation area.

TELECOM ITALIA GROUP

Revenues in Q1 2014 amounted to 5,188 million euros, down 11.9% from the 5,889 million euros recorded in Q1 2013 (-701 million euros). In terms of organic change, calculated by excluding the effect of changes in exchange rates and consolidation scope, consolidated revenues were down 6.2% (-340 million euros).

Revenues, broken down by business unit, are as follows:

(millions of euros)	Q1 2014		Q1 2013		Changes
		% of total		% of total	Absolute	%	% organic

Domestic (*)	3,728	71.9	4,066	69.0	(338)	(8.3)	(8.3)
Core Domestic	3,469	66.9	3,832	65.1	(363)	(9.5)	(9.5)
International Wholesale	301	5.8	283	4.8	18	6.4	7.1
Olivetti	49	0.9	52	0.9	(3)	(5.8)	(5.8)
Brazil	1,451	28.0	1,786	30.3	(335)	(18.8)	(0.2)
Media and Other Assets(*)	15	0.3	48	0.8	(33)
Adjustments and eliminations	(6)	(0.2)	(11)	(0.1)	5
Consolidated Total	5,188	100.0	5,889	100.0	(701)	(11.9)	(6.2)

(*) As of the Interim Management Report at 31 March 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

EBITDA for the first three months of 2014 amounted to 2,200 million euros down by 202 million euros     (-8.4%) compared to the same period of the previous year, with an EBITDA margin of 42.4% (40.8% in the first three months of 2013). In organic terms, the EBITDA is down 134 million euros (-5.7%) compared with the same period of the previous year and the EBITDA margin is up 0.2 percentage points  (42.4% in Q1 2014 compared with 42.2% in Q1 2013).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(million euros)	Q1 2014		Q1 2013		Changes
		% of total		% of total	Absolute	%	% organic

Domestic (*)	1,792	81.5	1,953	81.3	(161)	(8.2)	(8.2)
% of Revenues	48.1		48.0			0.1 pp	0.1 pp
Brazil	406	18.5	463	19.3	(57)	(12.3)	7.8
% of Revenues	28.0		25.9			2.1 pp	2.1 pp
Media and Other Assets (*)	3	−	(13)	(0.6)	16
Adjustments and deletions	(1)	−	(1)	−	−
Consolidated Total	2,200	100.0	2,402	100.0	(202)	(8.4)	(5.7)
% of Revenues	42.4		40.8			1.6 pp	0.2 pp

(*) As of the Interim Management Report at 31 March 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

EBIT in Q1 2014 is 1,167 million euros, up 13 million euros compared with Q1 2013, and an EBIT margin of 22.5% (19.6% in Q1 2013).

Organic EBIT increased by 31 million euros (+2.7%) compared with Q1 2013, with an EBIT margin up by 2.0 percentage points from 20.5% in Q1 2013 to 22.5% in Q1 2014.

Consolidated net profit attributable to Parent Company Shareholders amounted to 222 million euros (364 million euros in the same period of 2013).

Capex in Q1 2014 was 684 million euros, down 82 million euros on Q1 2013, and breaks down as follows by operational sector:

(million euros)	Q1 2014		Q1 2013		Change
		% of total		% of total

Domestic (*)	493	72.1	579	75.6	(86)
Brazil	189	27.6	178	23.2	11
Media and Other Assets (*)	2	0.3	9	1.2	(7)
Adjustments and deletions	−	−	−	−	−
Consolidated Total	684	100.0	766	100.0	(82)
% of Revenues	13.2		13.0		0.2 pp

(*) As of the Interim Management Report at 31 March 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

Capital expenditure for the Brazil Business Unit recorded an increase of 11 million euros compared to Q1 2013. The change reflects a negative exchange rate effect of 33 million euros, without which the increase would have amounted to 44 million euros. The greater capital expenditure is attributable to the development of infrastructure, in accordance with the objective of improving the quality of service.

Capex for the Domestic Business Unit recorded a drop of 86 million euros compared with the same period of 2013. This reduction is entirely attributable to the more traditional investment components and led to certain platforms being abandoned and a number of industrial processes being simplified. These savings were partly redirected to developing next-generation networks (LTE and Fibre network, +42 million euros of investment compared with Q1 2013) which accounted for 33% of network investments (20% in Q1 2013). Furthermore, in Q1 2014, as a result of Telecom Italia's new market strategy for bundle mobile telephony plans, the 25 million euros spent on subsidising the purchase of handsets by customers were no longer recorded under intangible investments. In the corresponding period of 2013, 34 million euros were capitalised and amortised over the term of the contract (24 - 30 months).

The cash flow from operations is negative by 14 million euros  (positive by 64 million euros in Q1 2013) and is affected by the seasonal dynamics of disbursements related to liabilities accrued in the last quarter of the previous financial year and by the payment of telecommunication business operation contributions of over 300 million euros by the Brazil Business Unit.

Adjusted net financial debt as of 31 March 2014 amounted to 27,529 million euros, a fall of 1,238 million euros compared to Q1 2013. The figure shows an increase of 722 million euros compared with 31 December 2013 (26,807 million euros) as it is affected by the usual dynamics of operational generation of cash flow.

Accounting net financial debt  amounted to 28,810 million euros (27,942 as of 31 December 2013).

The liquidity margin as of 31 March 2014 is 11.7 billion euros, (13.6 billion euros as of 31 December 2013) net of 0.4 billion euros relating to Discontinued Operations and consists of 5.2 billion euros in cash (7.1 billion euros as of 31 December 2013) and unused committed credit lines totalling 6.5 billion euros (equal to those existing as of 31 December 2013). This margin covers the financial liabilities of the Group falling due over a period exceeding the next 24 months.

Group headcount for the Group as of 31 March 2014, excluding the 16,518 related to Discontinued Operations, was 65,613, including 53,083 in Italy (65,623 as of 31 December 2013, including 53,155 in Italy).

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Media as of 31 March 2014 can be found in the press release issued on 8 May, following the meeting of the Board of Directors of the Company.

DOMESTIC

Starting with the Interim Report on Operations at 31 March 2014, the Domestic Business Unit also includes the Olivetti group, in addition to Core Domestic and International Wholesale. This different representation reflects the commercial and business position of the Olivetti group and the process of integrating its products and services with those offered by Telecom Italia in the domestic market. The data relating to the corresponding period of the previous year was therefore restated accordingly.

Domestic revenues, totalling 3,728 million euros (4,066 million euros in Q1 2013), fell by 8.3% both in reported and organic terms.

With an economic outlook that – despite slight improvement – continues to demonstrate structural weakness and in a market context still affected by the decrease due to falling prices, deriving from stiff competition which characterized the previous year (especially on Mobile early in the year), the performance of Q1 2014, in terms of change with respect to Q1 2013, shows a reduction of 8.3%, almost in line with the last quarter of 2013 (-8.1%) and in recovery with respect to the full year 2013 (-9.5%). The organic change in the revenues records a decrease of 8.3% (-336 million euros) and is calculated excluding the effect of the foreign exchange rate fluctuations for 2 million euros relative to International Wholesale.

These reduction dynamics are attributable in particular to the fall in revenues from traditional services (voice, messaging, circuit switched data) which was only marginally offset by the development of innovative services, particularly on Fixed-line Broadband, ICT and Mobile Internet.

Highlights:

►

Core Domestic Revenues

Core Domestic revenues amount to 3,469 million euros and fell by 9.5% (3,832 million euros in the first three months of 2013).

The performance of the individual market segments as compared with the same period of 2013 is as follows:

•

Consumer: the revenues o Q1 2014 for the Consumer segment amounted to 1,749 million euros in total, with a reduction of 231 million euros compared to Q1 of 2013 (-11.7%). The reduction in revenues can mainly be attributed to the revenues from Mobile services (-152 million euros, equal to -16.9%), in particular on traditional voice services (-129 million euros) and messaging (-38 million euros), only partially offset by the constant growth of mobile Internet Browsing (+17 million euros equal to +11.4% compared to Q1 2013). This fall was recorded following the reduction of ARPU (driven by the strong pressure on prices that characterized the market in 2013), despite an improvement in the competitive performance with the gradual stabilization of the customer base and market share.

Fixed service revenues also fell compared to Q1 2013 (-63 million euros, -6.2%), entirely attributable to the contraction in voice revenues (-69 million euros, after the reduction in customers and the contraction in traffic usage) and only marginally offset by higher Broadband revenues for 6 million euros, thanks to the maintenance of our market share and the positive trend in ARPU, supported by the higher proportion of customers with bundle/flat rate plans or Internet Plus solutions, such as Superinternet or Fibra;

•

Business: the revenues of the Business segment totalled 1,202 million euros, a fall of 103 million euros compared to Q1 2013 (-7.9%). The fall was due entirely to revenues from services (-122 million euros), including -42 million euros on Mobile (-12.1%) and -83 million euros on Fixed-line     (-9.0%). In particular on Mobile, despite the efficiency of the defence actions and the development of the customer base (which in fact grew by 7.5%), a drop in turnover on traditional voice and messaging services was confirmed (-54 million euros compared to the same period of 2013), attributable to a dynamic of redirecting customers on bundle plan formulas with a lower overall level of ARPU.

Although there are signs of recovery, on Fixed-line, cooling demand due to the negative economic situation and the fall in the prices again of more traditional voice and data services continues to have a dampening effect;

•

National Wholesale: the Wholesale segment records revenues for Q1 2014 amounting to 461 million euros, down by 38 million euros (-7.6%) on the corresponding period of 2013. The fall is mainly attributable to the regulatory changes which have cut the prices for LLU access, Bitstream, Wholesale Line Rental and termination.

►

International Wholesale Revenues

International Wholesale revenues in Q1 2014 amounted to 301 million euros, up by 18 million euros (+6.4%) on the same period of 2013.

The increase, related to greater volumes of traffic collected, mainly concerns the Voice services (+22 million euros, +11.2%). Whereas revenues for the IP/Data services were down (-4 million euros, -5.9%) due to the effect of the increasingly competitive scenario and consequently the relative drop in prices, which characterizes this market. The multinational companies business segment was also slightly down (-2 million euros equal to -11.5%).

►

Olivetti Revenues

The revenues of the Olivetti group in Q1 2014 amounted to 49 million euros, down by 3 million euros compared to the same period of 2013 (-5.8%).

Against the backdrop of a continuing economic crisis, however, the higher margin revenues of the Olivetti offer are substantially in line with the figures recorded in Q1 2013. The small and medium sized enterprises sector (primarily domestic) on the other hand suffered, recording a decrease in revenues of around 1.4 million euros in the traditional copying and printing sector.

The EBITDA of the Domestic Business Unit in Q1 2014 amounted to 1,792 million euros and recorded a reduction of 161 million euros compared to the corresponding period of 2013 (-8.2%, of which -1.6 percentage points can be attributed to the aforementioned different classification of the costs of subsidizing customers for the purchase of handsets), with an EBITDA margin of 48.1%, in slight recovery compared to 2013 (+0.1 percentage point). The result was mainly affected by the reduction in revenues from services (-341 million euros compared to Q1 2013), only partially offset by the efficiency actions obtained through a selective control and containment of operating costs. As already mentioned with regard to the trend in revenues, the trend towards a recovery in operating performance already seen in the second half of 2013 is also confirmed for EBITDA in Q1 2014. The organic change of the EBITDA records a decrease of 8.2% (-160 million euros) and is calculated excluding the effect of the foreign exchange rate fluctuations for 1 million euros of International Wholesale.

The EBIT of the Domestic Business Unit in Q1 2014 amounted to 990 million euros, with a reduction of 83 million euros compared to the same period of 2013 (1,073 million euros),with an EBITDA margin of 26.6%, an improvement of 0.2 percentage points compared to the margin of 26.4% of the first quarter of 2013. The performance reflects the change in the EBITDA previously described, partially offset by the reduction of the depreciation and amortisation for 47 million euros and by the capital gains, amounting to around 38 million euros, deriving from the sale by Telecom Italia S.p.A. of a property it owned in Milan, for the amount of 75 million euros.

The organic EBIT of Q1 2014 - calculated excluding the effect of the foreign exchange rate fluctuations amounting to -1 million euros relative to International Wholesale - highlights a negative change of 82 million euros (-7.6%) compared to Q1 2013, with a margin of 26.6% (26.4% in Q1 2013).

The headcount of 53,302 fell by 75 units compared to 31 December 2013.

BRAZIL

(average real/euro exchange rate 3.23981)

The revenues of the Tim Brasil group in Q1 2014 amounted to 4,702 million reais, substantially in line with the same period of 2013 (-0.2%). The revenues from services totalled 4,099 million reais, up by 12 million reais compared to the 4,087 million reais of the same period of 2013 (+0.3%); revenues from the sale of products reduced from 624 million reais in Q1 2013 to 603 million reais in Q1 2014 (-3.4%), with a reduction of 8.2% in the volumes sold compared to the same period of 2013.

Mobile ARPU in Q1 2014 was 18.0 reais compared to 18.5 reais n the same period of 2013 (-2,7%). The figure is affected by the reduction in termination rates that followed two regulatory manoeuvres (in April 2013 and at the end of February 2014 respectively). Net of said component, the ARPU for the period showed an upward trend, mainly supported by the development of innovative data services (browsing and Vas content).

The total number of lines as of 31 March 2014 was 73.9 million, up by 0.6% compared to 31 December 2013, corresponding to a market share for the lines of 27%.

EBITDA of 1,316 million reais was 95 million reais higher than n the same period of 2013 financial year (+7.8%). The EBITDA increase was essentially sustained by the lower costs of materials and services, partly offset by the higher costs of personnel and other operating costs. The EBITDA margin was 28.0%, up 2.1 percentage points on Q1 2013.

EBIT amounted to 588 million reais an improvement of 36 million reais on Q1 2013. This is explained by the higher contribution of EBITDA, partially offset by increased depreciation and amortisation of 60 million reais (728 million reais in Q1 2014 compared with 668 million reais in Q1 2013).

Headcount stood at 12,206 employees (12,140 as of 31 December 2013).

***

EVENTS SUBSEQUENT TO 31 MARCH 2014

Agreement with Gruppo Editoriale L'Espresso

On 9 April 2014 Telecom Italia Media and Gruppo Editoriale L’Espresso (Espresso Group) signed contracts that provide for the integration of network operator activities for DTTV - Digital Terrestrial Television respectively owned by Telecom Italia Media Broadcasting S.r.l. (TIMB) and Rete A S.p.A. (Rete A).

The integration of TIMB and Rete A, owners of three and two digital multiplexes respectively, will create the main independent network operator in Italy, with five digital multiplexes and an infrastructure with extensive national coverage, based on latest generation technologies. The group resulting from the operation will be the reference provider for the main non-integrated national and foreign television editors operating on the Italian market. The operation will also allow significant industrial synergies to be achieved.

The integration will be implemented through the Espresso Group's transfer of 100% of its shares in Rete A to TIMB. Once the transfer is complete, Telecom Italia Media and the Gruppo Espresso will respectively hold 70% and 30% of the shares of TIMB which will hold the entire share capital of Rete A; the shareholding in All Music S.p.A. will remain the property of the Espresso Group.

The agreement signed also provides that once the integration is complete a valuation process shall begin, with a search for investors interested in the combined entity.

Given the uncertainty concerning the legislative developments on the use of frequencies, Telecom Italia Media also reserved an option to purchase the right of use (therefore excluding the infrastructure and the customers) of one of the five frequencies that will be owned by the combined entity.

The operation, conditional upon obtaining authorization from AGCom, is expected to be completed by June 2014.

Antitrust Procedure A428

In May 2013, at the conclusion of procedure A428, the Italian antitrust authority (AGCM) imposed two fines totalling more than 103 million euros on Telecom Italia, for alleged abuse of its dominant position in the access services market. The order was challenged before the Lazio Regional Administrative Court (TAR).

On 8 May 2014 the judgement of the Lazio TAR was published, rejecting Telecom Italia's appeal and confirming in full the fines imposed in the original order challenged.

Telecom Italia has reiterated that its actions were correct with regards to equality of access to the network for alternative Operators and the Company will appeal the decision to the Council of State (Consiglio di Stato) for recognition of the absolute legality  of its conduct towards its competitors. Finally, it should be noted that the liabilities already allocated in the consolidated Financial Statements at 31 December 2013 cover the full amount of the two fines imposed by the Authority.

***

OUTLOOK FOR THE 2014 FINANCIAL YEAR

The telecommunications market continues to be characterised by a fall in traditional services (access and voice) compared to an increase in innovative services (broadband and enabled broadband services); it is expected that the combined effect of these phenomena will determine a further overall fall in the domestic market, in any case more moderate than that seen in 2013, and the growth of the Brazil market.

In this context the Telecom Italia Group – as announced in the 2014-2016 Plan – will continue to defend its market shares, invest in the development of infrastructures, with a heavy increase in innovative investments destined in particular to Ultra Broadband, in order to maintain revenues from traditional services and promote the growth of revenues from innovative services, in compliance with its financial policies. At the same time the Telecom Italia Group will continue the path of transformation and increasing efficiency in industrial processes aiming for a structural reduction of the running costs even through the delayering and simplification of the platforms.

The initial results of 2014 confirm the cooling and improvement of the competitive dynamics in the Mobile sector and an increase in the development of ultra-broadband services. Nevertheless it should be pointed out that the first months of the year have seen greater dilution of ARPU on traditional services on the domestic market, both Mobile and Fixed, due to a dynamic involving the redirecting of the Customer Base towards bundle plans that will in any case allow – with respect to a short-term reduction in profitability – greater stabilisation of expenditure and churn in the medium to long term. On the Fixed market this dynamic is also dictated by the need to respond, with commercial pricing actions, to competitive pressure which is higher than expected.

Despite these dynamics, which resulted in uncertainty regarding the stability of the Revenues, gradual recovery of the operating performance also through the plans and actions to reduce and contain costs is expected for the current year on the domestic market, in keeping with the forecasts and dynamics of the 2014-2016 three-year Plan of Telecom Italia.

***

CORPORATE GOVERNANCE ISSUES

The Board of Directors continued its definition of internal organisational structures, acknowledging the appointment of Ms. Calvosa as Chair of the Control and Risk Committee and Mr. Benello as Chair of the Nomination and Remuneration Committee. Further, at the Chairman's initiative, the Board updated the analysis of the independence requirements of its members.

In particular, in reiterating the absence of relations with significant shareholders, the external auditor and the management of the Company, or of economic and professional links with the Group other than those deriving from the Chairmanship of the Board of Directors of Telecom Italia, in light of the mandates received, the Chairman has ascertained that he did not fulfil the formal requirements of an "independent director".

***

The Manager in charge of preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154-bis of Italy’s Consolidated Finance Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group.  Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences. In particular, please note that, starting from the Interim Report at March 31, 2014, Telecom Italia has changed the methods for determining the Organic change in Revenues, EBITDA and EBIT not considering more, as in the past, in this calculation the non-organic income/expenses, including those non-recurring; therefore, the Organic changes – as described above - now include only the effects arising from the change in the scope of consolidation and exchange differences. Figures for the comparative periods have been restated accordingly.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level); the Organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “comparable” ones.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, in addition to the usual measure (renamed “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E= (C+D)	Adjusted Net Financial Debt

***

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are  the same as those included in the Interim Management Report of the Interim Report at March 31, 2014 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt of the Telecom Italia Group, are however consistent with those included in the Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Consolidated Financial Statements at March 31, 2014 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2013, to which reference can be made, except for the new standards and interpretations adopted by the Group starting from January 1, 2014, the adoption of which had no impact on the Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014.

Furthermore, please note that the limited review work by our independent auditors on the Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014 has not yet been completed.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Quarter	1st Quarter	Change
	2014	2013	(a-b)
	(a)	(b)	amount	%

Revenues	5,188	5,889	(701)	(11.9)
Other income	84	54	30	55.6
Total operating revenues and other income	5,272	5,943	(671)	(11.3)
Acquisition of goods and services	(2,179)	(2,557)	378	14.8
Employee benefits expenses	(775)	(845)	70	8.3
Other operating expenses	(267)	(327)	60	18.3
Change in inventories	23	50	(27)	(54.0)
Internally generated assets	126	138	(12)	(8.7)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,200	2,402	(202)	(8.4)
Depreciation and amortization	(1,070)	(1,149)	79	6.9
Gains (losses) on disposals of non-current assets	37	6	31	-
Impairment reversals (losses) on non-current assets	−	(105)	105	-
Operating profit (loss) (EBIT)	1,167	1,154	13	1.1
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(5)	−	(5)	-
Other income (expenses) from investments	11	−	11	-
Finance income	366	732	(366)	(50.0)
Finance expenses	(1,051)	(1,244)	193	15.5
Profit (loss) before tax from continuing operations	488	642	(154)	(24.0)
Income tax expense	(254)	(291)	37	12.7
Profit (loss) from continuing operations	234	351	(117)	(33.3)
Profit (loss) from Discontinued operations/Non-current assets held for sale	133	97	36	37.1
Profit (loss) for the period	367	448	(81)	(18.1)
Attributable to:
Owners of the Parent	222	364	(142)	(39.0)
Non-controlling interests	145	84	61	72.6

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		1st Quarter	1st Quarter
		2014	2013

Profit (loss) for the period	(a)	367	448

Other components of the Consolidated Statement of Comprehensive Income:

Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		−	−
Income tax effect		−	−
	(b)	−	−
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Income tax effect		−	−
	(c)	−	−
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c)	−	−

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		24	(10)
Loss (profit) transferred to Separate Consolidated Income Statement		(6)	(1)
Income tax effect		(3)	1
	(e)	15	(10)

Hedging instruments:
Profit (loss) from fair value adjustments		(26)	102
Loss (profit) transferred to Separate Consolidated Income Statement		2	(71)
Income tax effect		4	(8)
	(f)	(20)	23

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(175)	276
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		−	−
Income tax effect		−	−
	(g)	(175)	276

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	1
Loss (profit) transferred to Separate Consolidated Income Statement		−	−
Income tax effect		−	−
	(h)	−	1
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h)	(180)	290

Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i)	(180)	290
Total comprehensive income (loss) for the period	(a+k)	187	738
Attributable to:
Owners of the Parent		280	587
Non-controlling interests		(93)	151

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		3/31/2014	12/31/2013	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		29,984	29,932	52
Other intangible assets		6,180	6,280	(100)
		36,164	36,212	(48)
Tangible assets
Property, plant and equipment owned		12,182	12,299	(117)
Assets held under finance leases		887	920	(33)
		13,069	13,219	(150)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		35	65	(30)
Other investments		46	42	4
Non-current financial assets		1,340	1,256	84
Miscellaneous receivables and other non-current assets		1,697	1,607	90
Deferred tax assets		983	1,039	(56)
		4,101	4,009	92
Total Non-current assets	(a)	53,334	53,440	(106)
Current assets
Inventories		392	365	27
Trade and miscellaneous receivables and other current assets		5,921	5,389	532
Current income tax receivables		36	123	(87)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,646	1,631	15
Cash and cash equivalents		3,945	5,744	(1,799)
		5,591	7,375	(1,784)
Current assets sub-total		11,940	13,252	(1,312)
Discontinued operations/Non-current assets held for sale
of a financial nature		508	657	(149)
of a non-financial nature		2,500	2,871	(371)
		3,008	3,528	(520)
Total Current assets	(b)	14,948	16,780	(1,832)
Total Assets	(a+b)	68,282	70,220	(1,938)

(millions of euros)		3/31/2014	12/31/2013	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		17,343	17,061	282
Non-controlling interests		3,038	3,125	(87)
Total Equity	(c)	20,381	20,186	195
Non-current liabilities
Non-current financial liabilities		31,040	31,084	(44)
Employee benefits		894	889	5
Deferred tax liabilities		281	234	47
Provisions		706	699	7
Miscellaneous payables and other non-current liabilities		766	779	(13)
Total Non-current liabilities	(d)	33,687	33,685	2
Current liabilities
Current financial liabilities		5,182	6,119	(937)
Trade and miscellaneous payables and other current liabilities		7,699	8,649	(950)
Current income tax payables		52	20	32
Current liabilities sub-total		12,933	14,788	(1,855)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		27	27	−
of a non-financial nature		1,254	1,534	(280)
		1,281	1,561	(280)
Total Current Liabilities	(e)	14,214	16,349	(2,135)
Total Liabilities	(f=d+e)	47,901	50,034	(2,133)
Total Equity and liabilities	(c+f)	68,282	70,220	(1,938)

TELECOM ITALIA GROUP–CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		1st Quarter	1st Quarter
		2014	2013

Cash flows from operating activities:
Profit (loss) from continuing operations		234	351
Adjustments for:
Depreciation and amortization		1,070	1,149
Impairment losses (reversals) on non-current assets (including investments)		−	105
Net change in deferred tax assets and liabilities		105	164
Losses (gains) realized on disposals of non-current assets (including investments)		(38)	(6)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		5	−
Change in provisions for employee benefits		(5)	11
Change in inventories		(27)	(56)
Change in trade receivables and net amounts due from customers on construction contracts		(77)	209
Change in trade payables		(496)	(971)
Net change in current income tax receivables/payables		117	55
Net change in miscellaneous receivables/payables and other assets/liabilities		(347)	(393)
Cash flows from (used in) operating activities	(a)	541	618
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(309)	(377)
Purchase of tangible assets on an accrual basis		(375)	(389)
Total purchase of intangible and tangible assets on an accrual basis		(684)	(766)
Change in amounts due to fixed asset suppliers		(569)	(479)
Total purchase of intangible and tangible assets on a cash basis		(1,253)	(1,245)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(9)	−
Acquisitions/disposals of other investments		−	−
Change in financial receivables and other financial assets		(110)	41
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		−	−
Proceeds from sale/repayments of intangible, tangible and other non-current assets		74	25
Cash flows from (used in) investing activities	(b)	(1,298)	(1,179)
Cash flows from financing activities:
Change in current financial liabilities and other		65	(219)
Proceeds from non-current financial liabilities (including current portion)		1,094	966
Repayments of non-current financial liabilities (including current portion)		(2,108)	(1,307)
Share capital proceeds/reimbursements (including subsidiaries)		−	−
Dividends paid		−	−
Changes in ownership interests in consolidated subsidiaries		−	−
Cash flows from (used in) financing activities	(c)	(949)	(560)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d)	(190)	117
Aggregate cash flows	(e=a+b+c+d)	(1,896)	(1,004)
Net cash and cash equivalents at beginning of the period	(f)	6,296	7,397
Net foreign exchange differences on net cash and cash equivalents	(g)	(84)	58
Net cash and cash equivalents at end of the period	(h=e+f+g)	4,316	6,451

Additional Cash Flow information

(millions of euros)		1st Quarter	1st Quarter
		2014	2013

Income taxes (paid) received		(16)	(50)
Interest expense paid		(873)	(809)
Interest income received		158	134
Dividends received		−	−

Analysis of Net Cash and Cash Equivalents

(millions of euros)		1st Quarter	1st Quarter
		2014	2013

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations		5,744	6,947
Bank overdrafts repayable on demand – from continuing operations		(64)	(39)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		616	489
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		6,296	7,397
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations		3,945	5,870
Bank overdrafts repayable on demand – from continuing operations		(55)	(25)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		426	606
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		4,316	6,451

TELECOM ITALIA GROUP–NET FINANCIAL DEBT

(millions of euros)	3/31/2014	12/31/2013	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	23,285	23,514	(229)
Amounts due to banks, other financial payables and liabilities	6,686	6,470	216
Finance lease liabilities	1,069	1,100	(31)
	31,040	31,084	(44)
Current financial liabilities (*)
Bonds	1,903	2,513	(610)
Amounts due to banks, other financial payables and liabilities	3,092	3,413	(321)
Finance lease liabilities	187	193	(6)
	5,182	6,119	(937)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	27	27	−
Total Gross financial debt	36,249	37,230	(981)
Non-current financial assets
Securities other than investments	(6)	(6)	−
Financial receivables and other non-current financial assets	(1,334)	(1,250)	(84)
	(1,340)	(1,256)	(84)
Current financial assets
Securities other than investments	(1,292)	(1,348)	56
Financial receivables and other non-current financial assets	(354)	(283)	(71)
Cash and cash equivalents	(3,945)	(5,744)	1,799
	(5,591)	(7,375)	1,784
Financial assets relating to Discontinued operations/Non-current assets held for sale	(508)	(657)	149
Total financial assets	(7,439)	(9,288)	1,849
Net financial debt carrying amount	28,810	27,942	868
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,281)	(1,135)	(146)
Adjusted Net Financial Debt	27,529	26,807	722
Breakdown as follows:
Total adjusted gross financial debt	34,051	35,280	(1,229)
Total adjusted financial assets	(6,522)	(8,473)	1,951
(*) of which current portion of medium/long-term debt:
Bonds	1,903	2,513	(610)
Amounts due to banks, other financial payables and liabilities	2,662	2,938	(276)
Finance lease liabilities	187	193	(6)

TELECOM ITALIA GROUP–INFORMATION BY OPERATING SEGMENTS

Starting from the Interim Report at March 31, 2014, the Domestic Business Unit includes, in addition to Core Domestic and International Wholesale, also the Olivetti group. This as a result of the commercial and business activities of the Olivetti group as well as the complementarity of its products and service with respect to the ones offered by Telecom Italia in the domestic market. Data for the corresponding period of the previous year have therefore been restated accordingly.

DOMESTIC

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change
			amount	%	% organic
Revenues	3,728	4,066	(338)	(8.3)	(8.3)
EBITDA	1,792	1,953	(161)	(8.2)	(8.2)
EBITDA margin	48.1	48.0		0.1pp	0.1pp
EBIT	990	1,073	(83)	(7.7)	(7.6)
EBIT margin	26.6	26.4		0.2pp	0.2pp
Headcount at period-end (number)	53,302	(1) 53,377	(75)	(0.1)

(1) Headcount at December 31, 2013

Core Domestic

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change
			amount	% %%
Revenues	3,469	3,832	(363)	(9.5)
Consumer	1,749	1,980	(231)	(11.7)
Business	1,202	1,305	(103)	(7.9)
National Wholesale	461	499	(38)	(7.6)
Other	57	48	9	18.8
EBITDA	1,759	1,928	(169)	(8.8)
EBITDA margin	50.7	50.3		0.4pp
EBIT	980	1,071	(91)	(8.5)
EBIT margin	28.3	27.9		0.4pp
Headcount at period-end (number)	52,008	(1) 51,954	54	0.1

(1) Headcount at December 31, 2013

International Wholesale

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change
			amount	%	% organic
Revenues	301	283	18	6.4	7.1
of which third parties	235	203	32	15.8	16.9
EBITDA	45	47	(2)	(4.3)	(2.2)
EBITDA margin	15.0	16.6		(1.6)pp	1.4pp
EBIT	21	22	(1)	(4.5)	-
EBIT margin	7.0	7.8		(0.8)pp	(0.5)pp
Headcount at period-end (number)	647	(1) 741	(94)	(12.7)

(1) Headcount at December 31, 2013

Olivetti

(millions of euros)	1st Quarter 2014	1st Quarter 2013	Change
			amount	%
Revenues	49	52	(3)	(5.8)
EBITDA	(10)	(19)	9	47.4
EBITDA margin	(20.4)	(36.5)		16.1pp
EBIT	(11)	(20)	9	45.0
EBIT margin	(22.4)	(38.5)		16.1pp
Headcount at period-end (number)	647	(1) 682	(35)	(5.1)

(1) Headcount at December 31, 2013

***

BRAZIL

	(millions of euros)		(millions of reais)		Change
	1st Quarter 2014 (a)	1st Quarter 2013 (b)	1st Quarter 2014 (c)	1st Quarter 2013 (d)	amount (c-d)	% (c-d/d)
Revenues	1,451	1,786	4,702	4,711	(9)	(0.2)
EBITDA	406	463	1,316	1,221	95	7.8
EBITDA margin	28.0	25.9	28.0	25.9		2,1pp
EBIT	181	209	588	552	36	6.5
EBIT margin	12.5	11.7	12.5	11.7		0.8pp
Headcount at period-end (number)			12,206	(1) 12,140	66	0.5

(1) Headcount at December 31, 2013

***

TELECOM ITALIA GROUP – RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

(millions of euros)	1st Quarter	1st Quarter	Change
	2014	2013
			(a-b)
	(a)	(b)	amount	%

HISTORICAL REVENUES	5,188	5,889	(701)	(11.9)
Foreign currency financial statements translation effect		(334)	334	-
Changes in the scope of consolidation		(27)	27	-
COMPARABLE REVENUES	5,188	5,528	(340)	(6.2)

EBITDA – reconciliation of organic data

(millions of euros)	1st Quarter	1st Quarter	Change
	2014	2013
			(a-b)
	(a)	(b)	amount	%

HISTORICAL EBITDA	2,200	2,402	(202)	(8.4)
Foreign currency financial statements translation effect		(87)	87	-
Changes in the scope of consolidation		19	(19)	-
COMPARABLE EBITDA	2,200	2,334	(134)	(5.7)

EBIT – reconciliation of organic data

(millions of euros)	1st Quarter	1st Quarter	Change
	2014	2013
			(a-b)
	(a)	(b)	amount	%

HISTORICAL EBIT	1,167	1,154	13	1.1
Foreign currency financial statements translation effect		(40)	40	-
Changes in the scope of consolidation		22	(22)	-
COMPARABLE EBIT	1,167	1,136	31	2.7

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facility and term loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of March 31, 2014:

(billions of euros)	3/31/2014		12/31/2013
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due August 2014	8.0	1.5	8.0	1.5
Total	8.0	1.5	8.0	1.5

We remind that on May 24, 2012 Telecom Italia extended for the amount of 4 billion euros the Revolving Credit Facility of 8 billion euros maturing in August 2014 (“RCF 2014”) through a Forward Start Facility which will come into effect in August 2014 (or previously in case Telecom Italia should cancel in advance the commitments under the current RCF 2014) and will mature in May 2017.

Furthermore, we remind that on March 25, 2013 Telecom Italia extended of further 3 billion euros the same RCF 2014 through another Forward Start Facility which will come into effect in August 2014 (or previously in case Telecom Italia should cancel in advance the commitments under the current RCF 2014) and will mature in March 2018.

Finally, Telecom Italia has a bilateral standby credit facility expiring August 3, 2016 for the amount of 100 million euros with Banca Regionale Europea, totally utilized.

Bonds

With reference to the evolution of the bonds during the first quarter 2014, we point out as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. 1,000 million euros 4.500% due 1/25/2021	Euro	1,000	1/23/2014

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia S.p.A. 284 million euros 7.875% (1)	Euro	284	1/22/2014
Telecom Italia S.p.A. 750 million euros 7.750% (2)	Euro	750	3/3/2014

(1)

Net of 216 million euros repurchased by the company during  2012.

(2)

Telecom Italia decided to exercise the right to redeem in advance the bonds according to a change of methodology of the rating agency that entails a reduction of the equity content initially assigned to the instrument, according to the Condition 6.5 (Early Redemption following a Rating Methodology Event) of the bond terms.

On March 18, 2014, Telecom Italia S.p.A. successfully closed the tender offer for the buyback of four own notes maturing between May 2014 and March 2016, repurchasing a total nominal amount of 599 million euros.

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (euros)	Principal amount repurchased (euros)	Buyback price

Telecom Italia S.p.A. 750 million euros, due May 2014, coupon 4.75%	556,800,000	56,150,000	100.700%
Telecom Italia S.p.A. 750 million euros, due June 2015, coupon 4.625%	750,000,000	172,299,000	104.370%
Telecom Italia S.p.A. 1,000 million euros, due January 2016, coupon 5.125%	1,000,000,000	228,450,000	106.587%
Telecom Italia S.p.A. 850 million euros, due March 2016, coupon 8.25%	850,000,000	142,020,000	112.913%

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 196 million euros (nominal value) as of March 31, 2014 and decreased by 2 million euros in comparison with December 31, 2013 (198 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of March 31, 2014 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 2,027 million euros with the following detail:

•

501 million euros, due May 19, 2014;

•

565 million euros, due June 18, 2014;

•

383 million euros, due September 30, 2014;

•

578 million euros, due June 16, 2015.

The bonds issued by the Telecom Italia Group do not contain any financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group; furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in main world capital markets (Euromarket and USA), the terms which regulate the bonds are in line with the market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (negative pledges).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), following the downgrade to Ba1 undergone by Telecom Italia from Moody’s on October 8, 2013 and the downgrade to BB+ from Standard & Poor’s on November 14, 2013, on March 25, 2014 Telecom Italia S.p.A. and the EIB signed an agreement establishing: (i) on the loans due 2018 and 2019 for a total amount of 600 million euros, the reduction of the cost of funding with the Bank against the constitution of new guarantees by Telecom Italia – granted by banks and other subjects according to the Bank expectations – with the related expenses; (ii) on the loans granted by SACE amounting 200 million euros, no increase of cost is required; (iii) on the remaining loans, for a total amount of 1,700 million euros, an increase of costs. Furthermore, on the loan with direct risk Telecom Italia S.p.A. due 2017 for the amount of 300 million euros, a new clause has been defined according to which in case the rating of Telecom Italia goes down BB+/Ba1 for at least two rating agencies and the residual life of the loan is over one year, the Company should constitute additional guarantees in favour of the Bank.

Following the new agreement with the Bank we estimate an average annual increase in the finance expenses for about 7.5 million euros.

Following the sign of the agreement and the constitution of the new requested guarantees, the loans for a total amount of 2,500 million euros shall be divided in 500 million euros with direct risk and 2,000 million euros guaranteed.

With reference to the EIB loans not secured by bank guarantees for a nominal amount of 1,100 million euros (out of a total nominal amount of 2,500 million euros at March 31, 2014), the following covenants are applied:

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in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contract, the EIB has the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its quality of creditor);

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“Clause by inclusion” contemplated in the loan contracted on August 5, 2011 for the amount of 100 million euros and in the loan contracted on February 7, 2013 for the amount of 300 million euros: against more restrictive clauses (i.e. cross default clauses, financial covenants, commitments restricting the sale of goods) granted by the company in new financing agreements, the EIB will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent treatment in favor of the EIB. This provision is not applied till the outstanding capital related to the subsidized loans does not exceed the amount of 500 million euros;

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“Network Event” contemplated in the 300 million euros financing and in the 100 million euros financing guaranteed by SACE dated both February 7, 2013: against the disposal of the entire fixed network or of a substantial part of it (in any case more than half of quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB which has the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating.

The syndicated bank credit lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell assets of the company unless specific conditions exist (e.g. the sale at the fair market value). Covenants with basically the same content can be found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control. With reference to loans:

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Multi-currency revolving credit facility (“MRCF”) (8,000,000,000 euros) due on August 1, 2014. The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. The protocol provided in case of change in control is similar to that included in the syndicated credit lines called Forward Start Facility that will come into effect at the due date of the MRCF on August 1, 2014, and exactly:

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Revolving Credit Facility (“RCF 2017”) signed on May 24, 2012 for the amount of 4 billion euros and due on May 24, 2017; and

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Revolving Credit Facility (“RCF 2018”) signed on March 25, 2013 for the amount of 3 billion euros and due on March 26, 2018.

In the event of a change in control, Telecom Italia shall inform the agent within 5 business days and the agent, on behalf of the lending banks, shall negotiate in good faith how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement (a) with the 2/3 of the Lenders of the MRCF, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum eventually disbursed to itself (currently equal to 1,500,000,000 euros) or (b) with a single bank in the RCF 2017 and RCF 2018, the bank with whom the agreement hasn’t been met shall request the repayment of the amount disbursed and the cancellation of the amount related to its commitment. Conventionally, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders’ meetings or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholder’s agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the above two categories;

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Bonds:

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Fixed Rate Guaranteed Subordinated Equity-linked Mandatory Convertible Bonds, convertible into Telecom Italia S.p.A. ordinary shares, issued by Telecom Italia Finance S.A. (the “Issuer”) and guaranteed by Telecom Italia S.p.A. (the “Guarantor”). The trust deed established that if there is a change of control, the Issuer must provide immediate notification of this to the Trustee and the bondholders, and the bondholders will have the right to convert their bonds into ordinary shares of the guarantor within the following 60 days. Acquisition of control is not considered to have taken place if the control is acquired (i) by shareholders of the Guarantor who at the date of signature of the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders' meetings of the Guarantor, or (ii) by the parties to the Telco shareholders' agreement dated February 29, 2012 and amended on September 24, and November 12, 2013, or (iii) by a combination of parties belonging to the two categories;

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the regulations covering the bonds issued under the EMTN Programs, by both Olivetti and Telecom Italia, and the loans denominated in US dollars, typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

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Contracts with the European Investment Bank (EIB) for a total nominal amount of 2.5 billion euros:

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the contracts signed by Telecom Italia with the EIB, for the amount of 1.8 billion euros, carry the obligation of promptly informing the Bank about changes regarding the Bylaws or the allocation of capital among the shareholders which can bring about a change in control. Failure to communicate this information to the Bank shall result in the termination of the contract. Furthermore, when a shareholder, who at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in ordinary shareholders’ meetings or, in any case, a number of shares such that it represents more than 50% of the share capital and, in the bank’s reasonable opinion, this fact could cause a detriment to the Bank or could compromise the execution of the loan project, the Bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the Bank has the right to terminate the contract;

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the contracts signed by Telecom Italia with the EIB in 2011 and in 2013, for a total amount of 600 million euros, carry the obligation of promptly informing the Bank about any significant changes regarding the Bylaws or the shareholders. Failure to communicate this information to the Bank shall result in the termination of the contract. According to these contracts, there is change in control if a subject or a group of subjects acting in concert acquire the control of Telecom Italia, or of the entity controlling it directly or indirectly. There isn’t change in control in case the control is acquired directly or indirectly by (i) any shareholder of Telecom Italia that at the date of the contract holds directly or indirectly at least 13% of the voting rights in the ordinary shareholders’ meeting or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. or by their subsidiaries. In case of change in control, the EIB has the right to demand the repayment in advance of the loan;

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the three contracts guaranteed and dated September 26, 2011 for a total amount of 200 million euros, as well as the loan contract dated February 7, 2013 guaranteed by SACE for the amount of 100 million euros, consider the “clause by inclusion” according to which in case Telecom Italia commits itself to maintain in other financing agreements financial covenants not present or more restrictive than those granted to the EIB, the Bank will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent provision in favor of the EIB. This provision is not applied till the outstanding capital related to the subsidized loans does not exceed the amount of 500 million euros;

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Loans in general: we underline that the outstanding loans generally contain a commitment for Telecom Italia – whose breach is an Event of Default – of not implementing mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default could entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts;

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Senior Secured Syndicated Facility. The contract, signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A. (company fully-controlled by the Telecom Italia Group) for the amount of 312,464,000 Argentinean pesos, planned the repayment of the loan in 2016. Following a First Waiver & Prepayment Agreement on March 6, 2013, a Second Prepayment and Waiver Agreement on January 15, 2014, a Third Prepayment and Waiver Agreement on February 28, 2014 and a Final Prepayment and Waiver Agreement on March 31. 2014, the loans was totally repaid on March 31, 2014 and there aren’t any guarantees or contractual covenants for the Telecom Italia Group.

Furthermore, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios), as well as customary negative pledges clauses, worth the request for the repayment in advance of the loan.

Finally, as of March 31, 2014, no covenants, negative pledge clauses or other clauses regarding the above described debt position have been breached or violated in any way.

EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	1st Quarter	1st Quarter
	2014	2013

Acquisition of goods and services, other operating expenses, change in inventories:
Sundry expenses	−	(1)
Employee benefits expenses:
Restructuring expenses	−	(21)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	−	(22)
Gains (losses) on disposals of non-current assets:
Gains on disposals of non-current assets	38	−
Impairment reversals (losses) on non-current assets:
Provision related to the sale of LA 7 S.r.l	−	(105)
Impact on EBIT - Operating profit (loss)	38	(127)
Other income (expenses) from investments:
Valuation of investment in Trentino NGN S.r.l. at fair value	11	−
Impact on profit (loss) before tax from continuing operations	49	(127)
Income taxes on non-recurring items	(17)	6
Impact on profit (loss) for the period	32	(121)

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2013-2015 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 13th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager